[redacted]

12010585

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8-66927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buck Kwasha Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue, 23rd Floor
(No. and Street)

New York	NY	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolas Medina (212) 330-1011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn LLP
(Name – *if individual, state last, first, middle name*)

8343 Douglas Avenue, Suite 400	Dallas	TX	75225
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

lg 3/31

KW 4/3

OATH OR AFFIRMATION

I, Nicolas Medina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buck Kwasha Securities LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

Signature

President

Title

Notary Public

Roy Schutz
Notary Public, State of New York
Qualified in Nassau County-No. 01SC6084145
Commission Expires December 2, 20 14

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition
December 31, 2011 and 2010

(With Report of Independent Auditors)

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition
December 31, 2011 and 2010

Table of Contents

whitleypenn

Report of Independent Auditors

The Member
Buck Kwasha Securities, LLC
New York, New York

We have audited the accompanying statements of financial condition of Buck Kwasha Securities, LLC (the "Company") as of December 31, 2011 and 2010 (as restated). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above presents fairly, in all material respects, the financial position of Buck Kwasha Securities, LLC, as of December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, certain errors resulting in the misstatement of previously reported due from affiliate and member's equity were discovered by management of the Company during the current year. Accordingly, the financial statements as of December 31, 2010, have been restated to correct the error.

Whitley Penn LLP

Dallas, Texas
February 24, 2012

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition

	December 31, 2011	December 31, 2010 (Restated)
Assets		
Cash	$ 2,512,056	$ 2,265,435
Restricted cash	100,000	
Accrued fees receivable	156,929	127,545
Due from affiliate		74,969
Income tax recoverable from affiliate	10,232	
Prepaid expenses	14,436	16,113
Total assets	$ 2,793,653	$ 2,484,062
Liabilities and Member's Equity		
Accrued expenses	$ 78,910	$ 40,651
Income tax payable to affiliate		12,273
Total liabilities	78,910	52,924
Commitments and contingencies		
Member's equity:		
Member's contributions	449,681	456,727
Accumulated earnings	2,265,062	1,974,411
Total member's equity	2,714,743	2,431,138
Total liabilities and member's equity	$ 2,793,653	$ 2,484,062

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Buck Kwasha Securities, LLC (the "Company") is a Delaware Limited Liability Company formed on February 11, 2005, and engaged in the general business of distributing securities of open-end investment companies on a subscription order basis. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Buck Consultants, LLC (the "Parent"), a Delaware corporation, has a 100% interest in the Company.

The Company's revenues are comprised primarily of 12b-1 fees paid by open-end investment companies. 12b-1 fees are taken out of an investment company's fund's assets periodically to cover the costs of marketing and distributing the fund to investors and are used to compensate a broker. The Company's customers are primarily institutional retirement plans for whom ACS HR Solutions, LLC ("ACS"), an affiliate of the Company, provides recordkeeping and other third party administration services. The amount of revenues derived by the Company from 12b-1 fees is largely dependent on the total value and composition of open-end investment company securities (mutual funds) owned by the Company's customers, primarily the institutional retirement plan clients of ACS. Neither the Company nor ACS has any discretion over the investments made by these institutional retirement plans. Many of these plans are 401(k) plans and other defined contribution plans that provide for participant-directed investments.

Since formed, the Company has not taken custody of client funds or securities and has not been involved in the settlement of these mutual fund trades, which are settled directly between the institutional customers and the mutual fund.

The Company's continuing membership application was approved by FINRA on June 21, 2010. This approval allows the Company to expand its business to act as introducing broker and to take custody of customer funds. On January 30, 2012 the Company took custody of customer funds. See Note 7.

On July 1, 2010, the Company's Managing Member approved a change in the Company's fiscal year end from June 30 to December 31. As such, the transition period financial statements presented are as of and for the six months ended December 31, 2010.

(b) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2011 and 2010, the Company had no such investments. The Company maintains cash balances at one financial institution. At times, the amount on deposit at this institution may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(c) Restricted Cash

Restricted cash amounts at December 31, 2011, relate to deposits at a financial institution that is held as part of the clearing agreement with the institution.

(d) Mutual Fund Fees

Mutual fund fees, which are primarily comprised of 12b-1 fees, are accrued as earned monthly based on the estimated average net assets of the investment companies owned by the Company's customers when the services are provided and earned based on contractual terms with the customer.

(e) Allocated Expenses

The Company receives some of its services from its Parent, which provides the use of its employees, facilities, and utilities.

(f) Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accrued fees receivable, prepaid expenses, and accrued expenses approximate the carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

(g) Income Taxes

The Company is a single member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation. However, as there is a tax sharing agreement with other members of the consolidated group and though the Company is not a separate tax paying entity, federal, state, and local tax expense is reflected in these financial statements as if the Company filed its own returns.

The Parent's ultimate owner, Xerox Corporation ("Xerox"), files consolidated federal, state, and city tax returns, which include the Company. In accordance with the tax-sharing agreement with Xerox, the amount of current tax expense or benefit is either remitted to or received from the Parent by applying the Xerox consolidated tax rate to the Company's income. Accordingly, the difference between the Company's separate return accounting policy and amounts allocated under the tax-sharing arrangement is accounted for as a capital contribution or distribution. There are no temporary differences between the financial reporting and tax bases of assets and liabilities; accordingly, no deferred taxes have been provided as of December 31, 2011 and 2010.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(2) Restatement of 2010 Financial Statements

Management has determined that the Company's financial statements as of and for the six months ended December 31, 2010, required restatement of certain amounts and balances presented as a result of a legal expense recorded by the Company.

The following table presents the effect of the restatements made to the Company's previously reported statement of financial condition as of December 31, 2010:

	Previously Reported	Adjustments	Restated
Statement of Financial Condition			
Due from affiliate	$	$ 74,969	$ 74,969
Total assets	2,409,093	74,969	2,484,062
Member's contributions	419,845	36,882	456,727
Accumulated earnings	1,936,324	38,087	1,974,411
Total member's equity	2,356,169	74,969	2,431,138
Total liabilities and member's equity	$ 2,409,093	$ 74,969	$ 2,484,062

	Previously Reported	Adjustments	Restated
Statement of Changes in Member's Equity			
Beginning balance	$ 2,234,206	$	$ 2,234,206
Net income	116,150	38,087	154,237
Capital contribution	5,813	36,882	42,695
Ending balance	$ 2,356,169	$ 74,969	$ 2,431,138

The notes to these financial statements have been restated, as applicable, to reflect the restatement adjustments shown above.

(3) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company had regulatory net capital of $2,533,146 and $2,212,511 as of December 31, 2011and 2010, respectively, and a regulatory net capital requirement of $250,000 as of December 31, 2011 and 2010. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.03 to 1 and 0.02 to 1 at December 31, 2011 and 2010, respectively.

(4) Related Party Transactions

(a) Expenses

There were no amounts due to the Parent associated with the expense sharing agreement at December 31, 2011 or 2010. There were amounts of $0 and $74,969 due from the Parent as of December 31, 2011 and 2010.

(b) Income Taxes

Income taxes receivable from (payable to) affiliate on the statements of financial condition of $10,232 and ($12,273) as of December 31, 2011 and 2010, respectively, are due from (to) the Parent in accordance with the Company's tax-sharing agreement.

(5) Income Taxes

The Company identified no material uncertain income tax positions in accordance with Financial Accounting Standard Board's Accounting Standards Codifications No. 741-10, *Accounting for Uncertainty in Income Taxes*. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company does not have a balance of accrued interest and penalties as of December 31, 2011.

From time to time, the Parent is subject to examination by various tax authorities in jurisdictions in which the Parent has significant business operations. As the Company is included in the consolidated tax return of Xerox, the Company is jointly and severally responsible for the income tax obligations of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. As of December 31, 2011, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations.

(6) Concentrations

Four customers accounted for approximately 30%, 18%, 13%, and 12% of the accrued fees receivable balance at December 31, 2011. Three customers accounted for approximately 32%, 15%, and 10% of the accrued fees receivable balance at December 31, 2010.

(7) Subsequent Events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through February 24, 2012, the date the financial statements were available for issuance.

The Company took custody of customer funds on January 30, 2012.

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